STOCK INFORMATION
OTCBB Symbol:	CHCR
Recent Price:	$0.33
52-Wk Range:	$0.23 - $0.85
Shares Outstanding:	40.2 Mil
Estimated Public Float:	10.0 Mil
Market Cap:	$13.0 Mil

INVESTMENT HIGHLIGHTS

•	Early leadership role in integrating behavioral health with medical care – a key component of Obama’s healthcare reform bill.

•	About one in four adults, or 57.7 million Americans, suffer from a diagnosable mental disorder, according to the National Institute of Mental Health.

•	CHCR serves large and high-risk populations who suffer from depression, substance abuse, autism and co-morbid medical conditions, such as obesity, asthma and diabetes.

•

Membership base of approximately one-million and an expanding network of 21,000-plus clinical practitioners in 39 states and Puerto Rico, an increase from the beginning of 2009 of nearly 10,000 clinical practitioners and 25 states.

•	40-year history with strong roots in Medicare and Medicaid, whose expenditures are expected to double to $863 Billion over the next decade, according to the U.S. Government.

•	Elimination of non-performing contracts and recapitalization in 2009 positions CHCR to pursue higher-margin businesses and acquisitions.

•	New contract wins (Jan through April) are valued to add $8.0 million to 2010 revenues and approximately $11.2 million per year thereafter.

•

Federally-funded pilot programs – CHCR is on the heels of obtaining federal funds for the construction of pilot programs aimed at reducing the number of unnecessary emergency room visits and hospital stays from at-risk groups.

•	Focus on Higher Margin Products - Through its subsidiary Core, CHCR markets direct-to-consumer health care products, insurance, and discounted plans with gross margins of 20% to 80%.

•

Contract Pipeline – An increase from the beginning of 2009 of a pipeline that was virtually non-existent to approximately $70 million by the end of 2009 with a strong close rate expected throughout 2010.

•	Exponential Growth - CHCR’s annualized revenue run rate is projected to be $50.0 million by year’s end, up from $14.2 million in 2009, and profitability is expected beginning in Q4 2010.

•	World-class management and advisory team comprise top industry executives who are actively working to shape healthcare reform in Washington, D.C.

Exhibit 9.01(d)

Comprehensive Care Corporation (OTCBB: CHCR)

ProActive News Room Corporate Profile – May 2010

BUSINESS SUMMARY

Established in 1969, Comprehensive Care Corporation (“CompCare”) (OTCBB: CHCR) is a national leading provider of behavioral health, substance abuse and employee assistance programs to governmental agencies and health plans providing Medicaid and Medicare, managed care companies and employer groups. The Company is fully accredited by the National Committee for Quality Assurance (NCQA) since 1999. CompCare now serves almost one million members through its provider network covering 39 states and Puerto Rico. Services help to treat and control mental illness, autism, substance abuse and other co-morbid chronic diseases.

CompCare provides early intervention, behavioral health services and coordinates medical care and related prescriptions that have shown to improve patient outcomes, while reducing healthcare costs.
Through its wholly-owned subsidiary Core, CHCR also offers a growing line of direct-to-consumer health and wellness products, discounted plans and insurance programs.

INNOVATIVE SOLUTIONS

CompCare provides HMOs and other managed care organizations with subcontracted behavioral health services through a growing provider network of over 21,000 outpatient facilities, psychiatric hospitals, therapists, psychologists and other licensed healthcare practitioners. The Company’s programs and services include:

Disease Management - CHCR’s programs help treat such widespread conditions as mood disorders, including major depressive disorder and bipolar disorder, which affect approximately 20.9 million Americans or 9.5% of U.S. adults. CHCR sets guidelines for Depression, ADHD, Post-Traumatic Stress Disorder (PTSD) and co-morbid medical conditions, such as Asthma, Diabetes and Congestive Heart Failure that coordinate physical medicine components with mental health and substance abuse treatment elements to improve patient outcomes and reduce costs.

Substance Abuse Management – Over 2.5 million people (aged 12 years and up) are classified with substance dependence or abuse (2004 National Survey on Drug Use and Health). CHCR’s program treats the ‘whole individual’ by addressing medical, behavioral, and social issues that promote sustainable recovery and reduce the costs that can occur as a result of wasteful overlaps or gaps in treatment.

Autism – Today, an estimated 1.5 Million Americans are diagnosed with autism, making it more common than childhood cancer, juvenile diabetes and pediatric AIDS combined. Government statistics suggest that the prevalence rate of autism is increasing 10 to 17% annually. Considered by many as a national leader in autism management, CHCR recently obtained an MBHO Autism Care Coordination Service Agreement for a health plan in Wisconsin.

High-Risk Case Management prompts continuous communication among health plans/public entity medical case managers, the member and family, the PCP and other treatment specialists to deliver solutions that diffuse crisis situations and avert costly in-patient hospital stays.

Comprehensive Care Corporation (OTCBB: CHCR)
ProActive News Room Corporate Fact Sheet – May 2010

Pilot Programs - CHCR has partnered with Bowie State University of Maryland to develop a summer internship program for mental health community outreach and human services. The pilot program is focused on reaching out to the nation’s U.S. veterans, 19% of whom have experienced some type of PTSD after the Vietnam War. The success of this pivotal program could result in other local, state and federally-funded pilots that locate and treat underserved and at-risk behavioral health markets.

Employee Assistance Programs (EAP) is a growing trend among employers who are taking a work and life balance approach to healthcare. According to the National Mental Health Association, more than 90% of employees say that their mental health and personal problems have a direct impact on their job performance. EAP and Work life/Dependent Care services can result in long-term cost savings and improved productivity for the employers. CHCR is actively pursuing the acquisition of profitable companies specializing in EAP services in geographic areas that are synergistic with its increasing national footprint.

Medicare – In-patient hospital care accounts for $110 Billion annually in Medicare expenses. CHCR programs are designed to serve the over 14 million elderly beneficiaries with one or more diagnosed mental health disorders to help reduce taxpayer obligations to skyrocketing healthcare costs.

FOCUS ON HIGH-MARGIN PRODUCTS

Over 80% of CHCR’s revenues were traditionally derived from contracts that provide behavioral healthcare services under commercial, Medicare, Medicaid, and CHIP (Children’s Health Insurance Program) plans. During 2009, CHCR expanded its focus to capture a larger share of the explosive retail and direct-to-consumer health and wellness market by either acquiring or building ancillary products that would be sold on a direct-to-consumer basis as well as through EAP channels.

With almost one-million members already under contract and management/consultant relationships with self-insurers and direct-to-consumer distribution channels, CHCR is poised to increase its margins to between 20% and 80% with back-office capabilities already in place to serve this market. With double-digit unemployment rates in several states, more individuals are relying on preventative care, Over-the-Counter medicines and other discounted insurance plans to thwart illness, maintain good health and achieve peace of mind in case of a medical emergency.

CHCR products under this category, both insured and non-insured, include: LifeGuide247™ - a 24-hour telephone or online service that provides guidance through life’s difficult situations, such as job stress, financial troubles, relationships, grievance and simple legal matters; Emergency Vital Records which provides emergency responders with the answers to questions patients need to provide to avoid costly mistakes in communicating life-saving information; Home Warranty Programs that provide repair and protection for home appliances, electrical, plumbing, lock repair, that may reduce homeowner stress; and Vision/Dental/Medical discounted insurance plans through a relationship with Careington International.

CHANGING INDUSTRY LANDSCAPE

More money per person is spent on healthcare in the United States than in any other nation in the world. According to the Centers for Medicare and Medicaid Services (“CMS”), Americans spent roughly $2.5 Trillion on healthcare in 2009, accounting for 17.6% of the nation’s GDP. CMS projects that by 2018, healthcare spending will grow to over $4.3 trillion, accounting for 20.3% of GDP, continually surpassing the overall economic growth of the nation. (source: Kaiser Family Foundation Report, March 2009.)

According to the Bazelon Center for Mental Health Law, less than half of those with mental disorders receive treatment. Despite the enormous amounts of money spent on healthcare over the years, insurance plans still have limited and/or low benefits for mental health issues compared to those for physical conditions. Many of America’s mentally ill, substance abusers and children with autism are foregoing treatment due to lack of affordable healthcare options.

The Patient Protection and Affordable Care Act of 2008 aimed to treat mental health conditions with the same benefits as physical illnesses. In March 2010, President Obama expanded this law of parity to include millions more of eligible participants. For example, Medicaid managed-care plans must offer the same mental-health and substance-abuse benefits as medical and surgical benefits. Still, much must be done in Washington to ensure cost savings are optimized and positive outcomes are reached. CHCR’s comprehensive solutions fill the long-standing gap between behavioral health and medicine to achieve consistent reductions in healthcare costs.

UPSIDE POTENTIAL

Year-to-date, CompCare has secured a number of multi-state contracts nationwide. In addition, the Company has a number of pending proposals that are projected to grow the top-line growth to $50 Million in 2010. Additional acquisitions completed in 2010 could significantly boost this number. CHCR’s diversification into ancillary products are also accelerating its time-to-profitability. CHCR has the strong foundation and prospects for growth to deliver increased shareholder value over the near- and long-term.

Comprehensive Care Corporation (OTCBB: CHCR)
ProActive News Room Corporate Profile – May 2010

EXPERIENCED LEADERSHIP

Clark Marcus, Chairman and Co-CEO, brings over 35 years of directing public and private companies and building strong relationships with healthcare decision makers and policy leaders. Previously, Marcus was Chairman and CEO of Core Consulting Group (“Core”), until its merger with CHCR in January 2009. In his new role at CHCR, Marcus was instrumental in building a strong book of business nationwide that has resulted in a projected annualized revenue run rate of over $50 million for 2010. As the former Chairman and CEO of The Amacore Group, Inc., a healthcare distribution company, Marcus, along with CFO Joe Crisafi and their team, grew sales from zero to over $30 million within three years. Marcus is also the founder and initially funded Dimensional Vision Group Limited (DVG) and Fountain Pharmaceuticals, Inc., both which went public within their first year of operation.

John M. Hill, President and Co-CEO, previously served as Director of Channel Sales for Healthmedia, Inc., a Johnson and Johnson owned Internet-based provider of behavioral change services. Hill contributes substantial international experience including posts as VP of Ultrasis Group Plc., a London-based provider of Web-based and computer-delivered interactive behavioral healthcare products, and President of ValueOptions, a national MBHO, where he oversaw commercial, federal and Medicaid contracts in the U.S. and Puerto Rico.

Joe Crisafi, CFO and Director, is the former CFO of Core. Crisafi previously was CFO of The Amacore Group, and VP of Finance for Lehman Brothers. As founder of Joseph Crisafi Consulting Services, Crisafi acted as a leading forensic accountant on high profile fraud cases including Enron, Republic Bank and Abacus Bank. Previously, Crisafi spent 10 years at KPMG in both the Melbourne, Australia and New York City offices. He earned his MBA with Honors from Columbia University, a Diploma in Applied Investment & Finance from the Securities Institution of Australia, and a BS in Economics from Monash University. He holds U.S., Australian and Italian citizenships.

Arnold Finestone, Chairman of the Audit Committee and Director, is a business management consultant who has served on the boards of public companies and start-up business ventures for 25 years. He is the former president of Dartco, Inc., a subsidiary of Dart & Kraft Inc., a marketing and manufacturing firm of high-performance engineering plastics for the consumer, industrial, and military markets. Prior to that, Finestone spent 13 years as VP and Director of Planning, Development and Marketing for Foster Grant, Inc.

Joshua Smith, Vice Chairman of the Board, has served as the Chairman and Managing Partner of The Coaching Group since 1998. He also currently serves on the board of directors for Caterpillar, Inc., FedEx Corp., the U.S. Chamber of Commerce, and Allstate Insurance Corp. In 2003, Smith chaired the special Task Force on Minority Business Reform for the State of Maryland, and subsequently served as an advisor to the Maryland Governor’s Commission on Minority Business Reform. He was also appointed by former President George H.W. Bush to serve in the following capacities: Chairman of the U.S. Commission on Minority Business Development from 1989 to 1992; the Executive Committee of the 1990 Economic Summit of Industrialized Nations; the Board of Trustees of the John F. Kennedy Center for the Performing Arts; and the George H.W. Bush Memorial Library Board of Trustees.

David R. Pitts, Consultant, is a 40-year veteran of the healthcare industry and Chairman and CEO of Pitts Management Associates, a healthcare consulting firm working with managed care organizations, hospitals, and other industry clients since 1981. Pitts is also Chairman of the Board of Trustees of Baton Rouge General Health System, and President and Board Member of Health Insights, a national healthcare think tank. He recently served as Chairman of the Board of Trustees for Church Pension Group, a multi-billion dollar enterprise based in New York. He has a Masters in Healthcare Administration and Public Administration, holds full professorship on two university faculties, and is a highly regarded national speaker on the healthcare industry. His previous positions include Executive Director and CEO of Oschner Foundation Hospitals and EVP of Oschner Medical Institutions.

CONTACT

Comprehensive Care Corporation

3405 W. Dr. Martin Luther King Jr. Blvd, Suite 101

Tampa, Florida 33607

Tel: (813) 288-4808

Fax: (813) 288-4844

Email:	info@compare.com
Web:	www.compcare.com

Disclaimer: This a publication of ProActive Capital Resource Group, LLC (“PACRG”), located at 420 Lexington Avenue, Suite 300, New York, NY 10170. PACRG has received fees for services for the preparation and distribution of materials, including this report, and dissemination over PACRG’s information portal ProactiveNewsroom.com. Full disclaimer information is available on CompCare’s landing page at http://www.proactivenewsroom.com. This report is not an offer to buy or sell securities. Information or opinions presented in this report are solely for informative purposes, and are not intended, nor should they be construed, as investment advice. CAUTIONARY STATEMENT: Certain information included in this publication and in CompCare’s other reports, Securities and Exchange Commission (“SEC”) filings, statements, and presentations is forward looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning projected, potential, anticipated or expected sales, revenues, profitability, gross margins, product marketing, overall performance of the healthcare market, operating results, financial resources, anticipated health care costs, growth and expansion, potential acquisitions, and ability to obtain new contracts or derive anticipated value from existing contracts. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in CompCare’s other reports, SEC filings, statements, and presentations. These risks and uncertainties include, among others, changes in local, regional, and national economic and political conditions, the effect of governmental regulation, competitive market conditions, varying trends in member utilization, ability to manage healthcare operating expenses, the profitability of contracts, cost of care, seasonality, CompCare’s ability to obtain additional financing, CompCare’s ability to renegotiate or extend expiring customer contracts, the risk that any definitive agreements or additional business will result from letters of intent entered into by or any proposals made by CompCare, and other risks detailed from time to time in our SEC report . CompCare assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.